Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 16, 2022 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 16th, 2022, which passed the following resolutions:

1. Shareholder(s) Adoption of the Company’s 2021 Audited Accounts and Financial Reports

2. Newly election of Mr. LIANG-GEE CHEN as an Independent Director of the Company

3. Shareholder(s) Adoption of the Company’s Amended and Restated 2011 Long-Term Incentive Plan by additionally extending its duration for three (3) years to September 6, 2025